Exhibit 99.1

Neptune Wellness Solutions Inc. to Ship First Commercial Batch of Mood Ring™ in Canada

  Landmark moment for the Company and its proprietary cannabis line as it embarks on widespread distribution through-out the Canadian market ~
  The Company is positioned to penetrate the U.S. and global markets with cannabis product upon potential legalization ~
  Neptune plans global expansion to capture significant market share of the projected $250+ billion cannabis industry ~

LAVAL, QC, Nov. 25, 2020 /CNW/ - Neptune Wellness Solutions, Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, announced today it has secured its first purchase orders of its own inhouse developed Cannabis brand Mood Ring™ products to the British Columbia Liquor Distribution Branch (BCLDB), the wholesaler and public retailer of non-medical cannabis throughout the province.

Neptune's Mood Ring™ products, namely High CBD Oil and High CBD Capsules will be available for purchase in December through the BC Cannabis Store online, in addition to its 24 government-run retail locations across British Columbia. Additionally, the Mood Ring™ product line will be available to the 295 private licensed retailers in British Columbia. The products are manufactured at the Company's purpose-built facility in Sherbrooke, Quebec.

Neptune's other Mood Ring™ products, namely Classic Hashish and Legacy Hashish use the Company's newly implemented and proprietary solventless extraction for THC concentrates.

In further developments relating to Neptune's cannabis business activities, Neptune's Chief Executive Office and President Michael Cammarata stated:

  The Company is readying itself for future expansion in adult use-cannabis and global hemp, beginning in the United States with the potential for legalization of cannabis under President-Elect Joe Biden.
  In the U.S., Neptune believes its unique product offerings will likewise position the Company to enter what will be a highly lucrative market and to meet consumer demand with market-leading, dependable and responsible 'Made in the USA' brands.
  Neptune will open a Florida-based office in March 2021 to focus on U.S. legislation matters in Cannabis and global growth opportunities. This office will lead the Company's international institutional advocacy program to drive the conversion of cannabis from an illicit to regulated market.
  Dr. Sibel Uslu has joined Neptune as its Vice President of Product Development, leading all the Company's product development activities for cannabis, hemp, isolates and other specialty ingredients for new and innovative commercial products in order to continuously expand Neptune's brand portfolio.
  To date, Neptune has brought 16 SKUs to market this fiscal year — 11 of which are in adult use-cannabis and global hemp and a further five in health and wellness innovation.
  The Company's mission is to become the brand leader in cannabis and we have established a KPI program that we believe will deliver new and innovative SKUs for the next five successive quarters.
  The Company has pledged to be cruelty-free/not tested on animals in its manufacturing.
  Neptune is proactively negotiating with brand ambassadors to build, accelerate and increase product offerings across various generations and demographics.

"In Canada, Neptune anticipates further purchase orders imminently, following the signing of a supply agreement with Ontario Cannabis Store (OCS), the wholesaler and sole online retailer for recreational cannabis in Ontario, for the sale and distribution of Mood Ring™. The Company is now working with additional provincial boards to register products and increase the distribution capabilities for Mood Ring™," said Mr. Cammarata.

Neptune has secured access to a footprint for Mood Ring™ totalling 567 retail stores across the two Canadian provinces, with the opportunity to scale to additional retailers in additional provinces upon securing supply agreements.

Dr. Toni Rinow, Neptune's Chief Financial Officer and Global Operating Officer, added: "Our strategic decision to focus on the innovation of health and wellness and the superingredients that are cannaboids is based on our belief that we are standing on the edge of a plant-based transformation, driven as a result of changing consumer demand. When we look at the global market, the overall acceptance of cannabis is high across generations with 40-plus countries exploring a legal cannabis framework. What's more, estimates suggest the global market opportunity could be in excess of $250 billion within 15 years1.

"What seperates Neptune from its competitors is our mission to bring the benefits of cannabis to the world to harness its wide range of cannabinoid benefits such as its anti-fungal, antibacterial, and moisturizing properties. Neptune is committed to innovation. We plan to  integrate cannabinoids into products from toothpaste to deodorants, hand sanitizers and to other everyday household usage products. It starts with our business in Canada, followed with an expansion into the U.S. and other countries. This is part of Neptune's commitment to deliver shareholder value — and to redefine the health and wellness industry to help humanity thrive by providing sustainable consumer focused solutions."

For more information visit Neptune's corporate website or the Mood Ring website.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:

Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers.

Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion.

Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: https://www.neptunecorp.com/

FORWARD LOOKING STATEMENTS:

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

[1]	Constellation estimates, Canopy estimates, Marijuana Business Daily Factbook 2019, in USD.

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SOURCE Neptune Wellness Solutions Inc.

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For further information: Media inquiries: Cory Ziskind, ICR, cory.ziskind@icrinc.com or 646-277-1232

CO: Neptune Wellness Solutions Inc.

CNW 08:48e 25-NOV-20